

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 3, 2009

Via U.S. Mail

Tony M. Ricci
Chief Financial Officer
Keegan Resources Inc.
1204-700 West Pender Street
Vancouver, British Columbia, V6C 1G8

> **Re:** **Keegan Resources Inc.**
> **Annual Report on Form 20-F**
> **Filed September 30, 2008**
> **File Number 001-33580**

Dear Mr. Ricci:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director